European Biotech Acquisition Corp.

Johannes Vermeerplien 9

1071 DV Amsterdam, Netherlands

March 12, 2021

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3233

Attn:	Mr. Alan Campbell

Ms. Suzanne Hayes

Re:	European Biotech Acquisition Corp. Registration Statement on Form S-1 Registration No. 333-253220

Dear Mr. Campbell and Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on March 15, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

European Biotech Acquisition Corp.

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

Via EDGAR

CC:	Derek J. Dostal, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP